CETRONE ENERGY COMPANY
11010 East Boundary Road
Elk, Washington 99009
July 30, 2009

Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Stop 4631
Washington D.C. 20549

RE:  Cetrone Energy Company
        Post-Effective Amendment to Form S-1 filed on June 2, 2009
        Form 10-K and 10-K/A for the fiscal year ended December 31, 2008
        Form 10-Q and 10-Q/A for the period ended March 31, 2009
        File Number 333-153381
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This document is provided by management of Cetrone Energy Company (the “Company”) in connection with the response provided by the Securities and Exchange Commission’s (“SEC”) comments in relationship to the above described filings by the Company.

The Company acknowledges the following:

1.)	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

2.)	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

 Sincerely,

/s/ Michael Cetrone___________
     Michael Cetrone
     Chief Executive Officer
     Cetrone Energy Company